Exhibit 11.1

Insider Trading Policy *

Effective: February 28, 2025

*	As reviewed with the Chief Executive Officer on February 26, 2025; and as approved by the Insider Committee on February 28, 2025.

Telefonaktiebolaget LM Ericsson

(together with its consolidated operating companies and all other subsidiaries and branch offices, collectively, “Ericsson,” the “Company,” the “Group,” “we,” “us” and “our”)

Insider Trading Policy1

Executive Summary

As a company with shares admitted to trading on Nasdaq Stockholm and a sponsored Level II American Depositary Receipt (“ADR”) program listed on Nasdaq New York, Ericsson is obliged to take reasonable steps to establish and maintain adequate procedures, systems and controls to prevent market abuse and follow applicable securities laws, rules and regulations, as well as the disclosure requirements within the rules of the stock exchanges on which its financial instruments are listed (“Applicable Law”)2.

This Insider Trading Policy (the “Policy”) sets out Ericsson’s approach to the identification, control and dissemination of Inside Information (as defined in Section 1 below), the prevention of market abuse and compliance with Applicable Law.

Ericsson is part of a complex global ecosystem with multiple internal and external stakeholders. While we compete and operate globally, we must use company information and assets responsibly, effectively mitigate risks and always comply with applicable laws and regulations. We are committed to conducting business ethically and responsibly. The principles, restrictions and protocols set forth in this document are consistent with, and are an important part of, driving operational excellence and protecting the interests of Ericsson and its employees.

This Policy took effect on February 28, 2025 and replaces the Insider Rules Group Policy adopted by the Ericsson Board of Directors (the “Board“) on April 26, 2017 and updated on December 29, 2022.

[1]

This Policy is part of Ericsson’s House of Policies, one of Ericsson’s Pillars. The House of Policies includes the key Group policies that form the foundation of our operations and articulate the core rules necessary to operate our business and satisfy internal and relevant external standards; each policy included in the House of Policies establishes the requirements and expectations for Ericsson and its employees on the relevant topic covered by such policy and together, they comprise the essential “rules of the road” for conduct across the Group.

[2]

E.U. Regulation No 596/2014 of 16 April 2014, directly applicable in E.U. countries as from 3 July 2016, and as amended by Regulation (EU) 2024/2809 of October 23, 2024 (the “EU Listing Act”), directly applicable in E.U. countries as from December 4, 2024) on market abuse ( “MAR” or “EU MAR”), including delegated and implementing acts, as well as the Swedish Market Abuse Penalties Act (2016:1307) (Sw. lagen (2016: 1307) om straff för marknadsmissbruk på värdepappersmarknaden) and the Swedish Act (2016:1306) complementing EU MAR (Sw. lagen (2016:1306) med kompletterande bestämmelser till EU:s marknadsmissbruksförordning), and U.S. federal securities laws, inter alia prohibit trading in the financial instruments of a company on the basis of Inside Information.

Scope of Policy

Persons covered by this Policy (“Covered Persons”) include:

•	directors, managers or employees of Ericsson;

•	entities controlled by a director, manager or employee of Ericsson; or

•	contractors, consultants, or other person designated by Ericsson.

In addition, certain sections of this Policy apply specifically to Persons Discharging Managerial Responsibilities (“PDMRs”), as well as certain Persons Closely Associated (as defined in Appendix 4) to the PDMRs. PDMRs are the following:

•	the Board;

•	the CEO; and

•	all members of the Executive Team.

Persons Closely Associated to the PDMRs include the following (as defined further in Appendix 4):

•	spouses or partners considered to be equivalent to spouses;

•	dependent children;

•	relatives who have shared the same household as the PDMR for at least one year; and

•	certain legal persons.

All Covered Persons are required to adhere to this Policy, including to:

•	identify and/or consider whether they have or may gain access to information that may be considered Inside Information (as defined in Section 1 below);

•	keep the Insider Committee (as defined in Section 2. below) fully and promptly informed about information that may constitute Inside Information;

•

protect the confidentiality of Inside Information and limit access to Inside Information, in accordance with this Policy, on a “need to know” basis to those who strictly require the information to carry out their job; and

•

comply with Applicable Laws, including market abuse regulations and insider trading restrictions, and obligations under this Policy, as violations or non-compliance may subject Covered Persons and/or Ericsson to administrative or criminal sanctions, including fines, imprisonment, and liability for damages. In addition, any violation of or non-compliance with these obligations may result in disciplinary action or termination of employment at Ericsson.

It is the responsibility of all Covered Persons to seek guidance from the Group Function Corporate and Finance Legal Affairs team (insider.transactions@ericsson.com) for any questions regarding obligations under this Policy, any related Applicable Laws or regulations or trading in Ericsson financial instruments or financial instruments whose price is dependent on the price or value of Ericsson’s financial instruments. Group Function Corporate and Finance Legal Affairs must be engaged early in any process to consider the regulatory and other legal implication associated with any development that has the potential to be considered Inside Information.

Contents

1	Identification of Inside Information	5

2	Controls	6

3	Market Abuse and Insider Trading Offences	7

3.1	Insider Dealing or Insider Trading	7

3.2	Unlawful Disclosure of Inside Information	7

3.3	Market Manipulation	8

4	Procedures for the Control of Inside Information	8

4.1	Insider Committee Disclosure	8

4.2	Insider Lists	9

4.3	Prohibition on trading while in possession of Inside Information and other restrictions	9

4.4	Public Disclosure	11

APPENDIX 1		12
	INSIDER COMMITTEE TERMS OF REFERENCE	12

APPENDIX 2		14
	PROCEDURES FOR THE DISCLOSURE OF INSIDE INFORMATION	14

APPENDIX 3		20
	PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES	20

APPENDIX 4		22
	PERSONS CLOSELY ASSOCIATED TO PDMRS	22

Policy

1	Identification of Inside Information

It is the responsibility of all Covered Persons to consider whether they are aware or may become aware of developments that may be considered Inside Information and, if so, promptly raise to the Insider Committee (as defined in Section 2 below) through the appropriate channels as described further in Section 2 below.

Inside Information is a regulatory standard defined under MAR and is determined by a holistic analysis of certain elements, based on all available facts at the time and informed by regulatory guidance. Although certain information or transactions may be considered confidential, material or sensitive, those facts alone do not necessarily mean that such information rises to the standard of being considered Inside Information under MAR.

“Inside Information” is information:

(a)	of a precise nature;

(b)	which has not been made public;

(c)	relating, directly or indirectly, to Ericsson (or, if applicable, another company) or to one or more financial instruments; and

(d)	which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.

Precise information

Information is of a precise nature if it indicates:

i.	a set of circumstances which exists or which may reasonably be expected to come into existence; or

ii.	an event which has occurred or which may reasonably be expected to occur,

where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the price of Ericsson’s (or, if applicable, another Company’s) securities.

Public versus non-public information

Information is considered to have been made public if it is broadly disseminated to the general public so that investors have been able to factor the information into the market price of the financial instrument.

Significant effect on the price

This includes any information that a reasonable investor would be likely to use as part of the basis of their investment decisions. There is no set percentage change in the price of a financial instrument which would indicate a “significant” effect– this will depend on factors including a company’s market capitalization, recent developments, market sentiment about such company, the sector in which it operates and the likelihood that a reasonable investor will make investment decisions relating to the relevant financial instrument to maximize their economic self-interest.

Information that is likely to be considered relevant to a reasonable investor’s decision could include information relating to:

•	a company’s assets and liabilities, such as a significant impairment;

•	the performance, or expectation of the performance, of a company’s business, for example significant deviation from consensus requiring a profit warning; or

•	major new developments in a company’s business, such as a large acquisition or divestment or the launch of a new product line.

Once it has been established that the information is of a kind which a reasonable investor would be likely to use as part of the basis for their investment decisions, that alone is enough to conclude that the information would be likely to have a significant effect on price.

All Covered Persons must keep the Insider Committee fully and promptly informed (through the appropriate channels described below) about any information that may constitute Inside Information and shall treat any such information as Inside Information until otherwise directed by the Insider Committee.

2	Controls

If information is deemed Inside Information, Ericsson is required to control its dissemination, both internally and externally. Inside Information is required to be made public through a regulatory announcement as soon as possible unless it is permissible to delay the disclosure. Delayed disclosure is permissible only in certain, very limited circumstances and must be carefully documented.

Noting that ultimate responsibility rests with the Executive Team, Ericsson has established a committee to monitor the existence of Inside Information and its disclosure to the market on an ad hoc basis (the “Insider Committee”). The function and composition of the Insider Committee is discussed in more detail in the Insider Committee Terms of Reference in Appendix 1.

All Covered Persons must keep the Insider Committee fully and promptly informed (through the appropriate channels described below) about any information that may constitute Inside Information.

If any Covered Person becomes aware of any new developments that could be considered Inside Information or they want or need to disclose information (internally or externally), they should contact Group Function Corporate and Finance Legal Affairs team at insider.transactions@ericsson.com.

All persons in possession of Inside Information are prohibited from disclosing any such Inside Information to any other person, unless disclosed in accordance with this Policy or at the direction of the Insider Committee.

3	Market Abuse and Insider Trading Offences

Market abuse or insider trading offences may result in civil and criminal sanctions. These include, but are not limited to:

3.1	Insider Dealing or Insider Trading

Insider dealing or insider trading can occur when a person is in possession of Inside Information regarding a financial instrument and purchases or sells such financial instrument for their own account or the account of a third party or recommends or induces another person to purchase or sell such financial instrument.

Under Applicable Law, there is a (rebuttable) presumption that where any legal or natural person in possession of Inside Information acquires, disposes of or attempts to acquire or dispose of, for its own account or the account of a third party, financial instruments to which the Inside Information relates, that person has used the Inside Information to obtain an unfair advantage and to commit market abuse.

3.2	Unlawful Disclosure of Inside Information

Unlawful disclosure occurs where a person in possession of Inside Information discloses Inside Information to any other person otherwise than in the proper course of the normal exercise of their employment, profession or duties.

Furthermore, it is prohibited to pass on a recommendation, advice, or encouragement to carry out a transaction or to alter or withdraw a trade order if the person disclosing the recommendation, advice, or encouragement realizes or should realize that it is based on Insider Information.

Even if the disclosure of Inside Information is not unlawful, Inside Information should only be disclosed on a “need to know” basis, meaning only to those individuals who need the Inside Information in furtherance of legitimate purposes, performance of duties or discharge of legal obligations, keeping the group receiving such information as narrow as possible.

3.3	Market Manipulation

The offence of market manipulation consists of:

•	entering into a transaction, placing an order on a trading venue or any other behavior which:

a.	gives or is likely to give false or misleading signals about the supply, demand or the price of a financial instrument or a related spot commodity contract (in the case of derivatives); or

b.	secures or is likely to secure the price of a financial instrument or a related spot commodity contract (in the case of derivatives) at an abnormal or artificial level;

•

entering into a transaction, placing an order to trade or any other activity or behavior which affects or is likely to affect the price of one or several financial instruments or a related spot commodity contract, which employs a fictitious device or any other form of deception or contrivance; or

•

disseminating information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a financial instrument or a related spot commodity contract, or is likely to secure, the price of one or several financial instruments or a related spot commodity contract at an abnormal or artificial level. This includes the dissemination of rumors, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading.

Attempting to engage in market manipulation (e.g., where someone tries to manipulate the market without actually trading) is also caught within the definition of market manipulation, and such behavior carries the same consequences as actual market manipulation.

4	Procedures for the Control of Inside Information

Ericsson is required to protect the confidentiality of information and to limit access to Inside Information to those who strictly require the Inside Information for the exercise of their employment, profession or duties and only on a “need to know” basis (meaning only to those individuals who need the information in furtherance of legitimate purposes, performance of duties or discharge of legal obligations), keeping the group receiving such information as narrow as possible. The existence of a confidentiality agreement may not be sufficient in all cases.

All persons in possession of Inside Information are prohibited from disclosing any of such Inside Information to any other person, unless disclosed in accordance with this Policy or direction of the Insider Committee.

4.1	Insider Committee Disclosure

The Insider Committee must be fully informed at all times and will monitor the status of Inside Information or projects and transactions that could potentially constitute Inside Information.

4.2	Insider Lists

Where Inside Information exists, Ericsson must maintain an insider list3 of private individuals who have access to the Inside Information, irrespective of whether the Inside Information is disclosed as soon as possible, has been subject to delayed disclosure or ceases to be Inside Information at a later stage. The insider lists will be held, updated and ultimately closed by the Chief Legal Officer (“CLO”) Office.4 Ericsson uses the third-party supplier Strictlog to create and maintain insider lists and to manage notifications to insiders as well as notifications to the Swedish Financial Supervisory Authority (“SFSA”) on any delayed disclosure, where applicable.

Where an insider list is created, only the dedicated project leader or person(s) appointed by the project leader is authorized to inform other persons about the Inside Information. The project leader (or person(s) appointed by the project leader) is responsible for promptly informing the representative of the CLO Office responsible for creating, maintaining and closing insider lists of any changes required to an insider list.

Employees included on an insider list are required to acknowledge in writing their legal and regulatory duties and will be made aware of the sanctions applicable to insider trading and unlawful disclosure of Inside Information. A person added to the insider list will be informed via an email from Strictlog. Ericsson shall take all reasonable steps to ensure that all persons appearing on the insider list confirm in writing that they are aware of the legal obligations applicable to insider trading and unlawful disclosure of Inside Information.

Ericsson shall put in place arrangements to ensure that its advisers and contractors are appropriately recorded on insider lists or create and maintain a sub insider list, if applicable, in compliance with Applicable Law. Ericsson shall include one person from its advisers and contractors in the insider list and notify such person of its obligation to create and maintain a sub insider list. Please refer to the Insider Logbooks Instruction for further information.

The Insider Committee must be informed immediately if Inside Information is disclosed to any person (internal or external) whose name is not on an insider list.

4.3	Prohibition on trading while in possession of Inside Information and other restrictions

All persons who possess Inside Information (regardless of how such information was obtained or if the individual is included in an insider list or not) may not use that information by acquiring or disposing of, for their own account or for the account of a third party, directly or indirectly, shares or debt instruments of Ericsson or derivatives or other financial instruments linked thereto, and may not recommend or induce another person to engage in such dealing.

[3]	Insider lists must comply with a standardized format adopted by the EU Commission through the Implementing Regulation (EU) 2022/1210.
[4]

In the case of insider lists related to the process and preparation and handling of information in quarterly financial reports, insider lists may be maintained by a member of the Group Function Investor Relations team.

In the course of their involvement with Ericsson, Covered Persons may come into possession of Inside Information. Covered Persons may not:

•	purchase and/or sell[5] any Ericsson financial instrument[6] for their own account, or the account of a third party, whilst in possession of Inside Information concerning Ericsson;

•

purchase or sell any financial instrument of any other company, including another company in the Company’s industry, for their own account or the account of a third party, while in possession of Inside Information that may impact the price of those financial instruments;

•	directly or indirectly communicate Inside Information to anyone outside the Company unless in accordance with this Policy and the Insider Logbooks Instruction; or

•

directly or indirectly communicate Inside Information to anyone within the Company except on a need-to-know basis and in accordance with the process for the maintenance of insider lists in section 4.2.

When in possession of Inside Information, Covered Persons are prohibited from engaging in transactions involving:

•	financial instruments whose price is dependent on the price or value of Ericsson’s financial instruments;

•	short sales of Ericsson’s financial instruments, referring to sales of financial instruments that the Covered Person does not own at the time of sale;

•	hedging transactions designed to hedge or offset any decrease in market value of the Company’s financial instruments; and

•

pledging the Company’s financial instruments as collateral for a loan, purchasing the Company financial instruments on margin (i.e., borrowing money to purchase the financial instruments), or placing the Company’s financial instruments in a margin account.

Ericsson recommends that employees of Ericsson do not conduct any transactions relating to financial instruments issued by Ericsson or other financial instruments linked to Ericsson, for their own account or for the account of a third party, during a closed period of 30 calendar days before the publication of an interim report or year-end report.

[5]

“purchase” includes not only the actual purchase of a financial instrument, but also any contract to purchase or otherwise acquire a financial instrument. “sale” includes not only the actual sale of a financial instrument, but also any contract to sell or otherwise dispose of a financial instrument.

[6]	“financial instruments” includes stocks, bonds, notes, debentures, options, warrants, equity and other convertible securities, as well as derivative instruments.

The CLO may resolve, in their sole discretion, to prohibit Covered Persons from conducting any transactions relating to financial instruments issued by Ericsson or other financial instruments linked to Ericsson, as a prudential matter, even where no Inside Information exists. Persons subject to such a prudential restriction will be notified via email and will be included in a Logbook relating to such prohibition. In accordance with Applicable Laws, the CLO may determine that certain ordinary course, non-discretionary transactions fall outside the scope of such prudential trading prohibitions, provided relevant persons are not in possession of Inside Information.

In addition to the prohibitions included in this Section, PDMRs are subject to further trading conditions included in Appendix 3.

4.4	Public Disclosure

Generally, Inside Information relating directly to Ericsson must be disclosed (via a regulatory information service) as soon as possible, unless an exemption applies that allows for a delayed disclosure. Delaying disclosure will only be permitted in certain limited circumstances. Ericsson may be liable if there is dishonest delay in publishing Inside Information, where an investor suffers a loss as a result of the delay. The decision as to whether or not an announcement is required should be taken by the Insider Committee. Where one or more member(s) of the Insider Committee is not available, the remaining member(s) may take such decision. The CLO shall approve and monitor compliance with Ericsson’s disclosure controls and procedures.

Ericsson must make complete and effective public disclosure promptly where there has been non-intentional disclosure by Ericsson, or by any person acting on its behalf, to any third party in the normal course of the exercise of their employment, profession or duties, unless the person receiving the Inside Information owes a duty of confidentiality.

In the event of an inadvertent disclosure of Inside Information, the Insider Committee should be contacted immediately through the appropriate channels who must then assess whether an announcement is required.

Please refer to Appendix 2 for further information on the procedures of the disclosure of Inside Information.

APPENDIX 1

INSIDER COMMITTEE TERMS OF REFERENCE

1	Purpose

The Insider Committee has been established to make assessments relating to the identification, handling, and disclosure of Inside Information, in accordance with the Insider Policy and Applicable Law.

2	Composition

The Insider Committee comprises the following members:

a)	the Chief Legal Officer (“CLO”);

b)	the Chief Financial Officer (“CFO”); and

c)	the Chief Marketing and Communications Officer (“CMO”)

3	Responsibilities

The Insider Committee shall be responsible for the tasks set forth below on an ongoing basis:

3.1	Identification of Inside Information

A core responsibility of the Insider Committee is the identification of Inside Information. The Committee must conduct a holistic analysis, considering all available facts and regulatory guidance, to determine if information meets the criteria of being precise, non-public, and likely to significantly affect the price of Ericsson’s financial instruments. The Committee also provides guidance to Covered Persons on identifying and reporting potential Inside Information.

3.2	Disclosures, announcements, and communications

The Insider Committee shall supervise the preparation, review and publication of all disclosures and announcements involving Inside Information that are made by Ericsson to the market and ensure that each disclosure or announcement is approved by the Insider Committee or the Board, as relevant, before publication. The Insider Committee’s responsibilities in this regard may include:

a)	reviewing all communications containing Inside Information to employees and shareholders;

b)

assessing relevant and substantive market rumours or speculation concerning the Group and making recommendations to the Chair of the Ericsson Board of Directors, the CEO and the Board of Directors (as appropriate) as to what response, if any, should be made;

c)	monitoring on-going developments in, or changes to, the business of the Group to determine whether any disclosures need to be made or any disclosures previously made by Ericsson need to be updated;

d)	monitoring ongoing developments in the Group’s industry which might affect the Group to determine whether any announcement is required;

e)	assessing analysts’ expectations as to the performance of the Group, research, recommendations and suggestions and recommend any necessary corrective action;

f)	assessing whether the disclosure of Inside Information may be delayed; and

g)	carrying out all such other actions as are considered by the Insider Committee to be necessary and/or expedient in the discharge of Ericsson’s disclosure obligations.

3.3	Compliance monitoring

The Insider Committee will be responsible for monitoring Ericsson’s compliance with all laws and rules concerning the control of Inside Information including, amongst others, MAR and the stock exchange rules. This includes, but is not limited to:

a)

ensuring that adequate procedures are in place for the handling, disclosure and control of Inside Information (e.g., employee acknowledgement of duties in relation to Inside Information, process to be followed by persons discharging managerial responsibilities, etc.); and

b)	reviewing the Insider Policy, and Ericsson’s arrangements for the control of Inside Information on an ongoing basis and, where appropriate, making recommendations to the Board for its consideration.

3.4	Record Keeping

The Insider Committee is responsible for maintaining comprehensive records of Ericsson’s public disclosures, including those that are part of regular reporting cycles.

The Insider Committee must also document matters considered for disclosure but ultimately not disclosed, detailing any external advice received and the rationale for non-disclosure.

Additionally, the Committee shall maintain a central list of all current projects identified as potentially involving Inside Information.

4	Meetings

The Insider Committee shall meet regularly and as required to fulfill its responsibilities. Meetings may be convened by any member of the Insider Committee.

An appropriate record shall be kept of all Insider Committee meetings and of all material discussions and key decisions. For the avoidance of doubt, the Insider Committee shall not be required to maintain a verbatim record of all meetings.

APPENDIX 2

PROCEDURES FOR THE DISCLOSURE OF INSIDE INFORMATION

The general rule is that Inside Information relating directly to Ericsson must be disclosed (via a regulatory information service (“RIS”) as soon as possible, unless an exemption applies. Delaying disclosure will only be permitted in certain limited circumstances discussed further below. Nevertheless, Ericsson may be liable if there is dishonest delay in publishing Inside Information, where an investor suffers a loss as a result of the delay. The decision as to whether or not an announcement is required should be taken by the Insider Committee. Where one or more member(s) of the Insider Committee is not available, the remaining member(s) may take such decision.

1.	REGULATORY ANNOUNCEMENTS

Content

Under Applicable Law, Ericsson is required to publicly disclose Inside Information relating to it as soon as possible in a manner which enables fast access and complete, correct and timely assessment of the information by the public.7 A RIS should be used to publish Inside Information.

Regulatory announcements must clearly identify:

a)	that the information communicated is Inside Information;

b)	Ericsson’s full legal name;

c)	the name, surname and position within Ericsson of the person making the notification;

d)	the subject matter of the Inside Information; and

e)	the date and time of the communication to the media.

The press release should be written so that the key content of the message is given due prominence (i.e. is clearly visible and not relegated to the final paragraphs) and readily understandable by the reasonable investor. The announcement headline should reflect the information that has greatest significance.

[7]	In the EU and the UK.

Announcements should not be false or misleading and particular care should be taken to ensure that they are not misleading by omission. Announcements should not be used for disseminating non-regulatory information or combine Inside Information with marketing of Ericsson’s activities.

Ericsson has a duty to not to mislead the market by announcing information prematurely which is not sufficiently precise to enable investors to make a determination of the impact of the information on the Company’s financial instruments.

Verification and approvals

The person responsible for drafting any announcement must ensure that it is verified (before being released) by an appropriately qualified person who can confirm that the content is accurate, not misleading and does not omit to disclose any matter required to be included in it.

The Insider Committee shall review all trading updates. The quarterly interim report announcements are to be reviewed by the CEO and the CFO and approved by the Board. Group Function Finance is responsible for checking the underlying data and supporting facts and all parties are required to retain relevant records. Other announcements should be approved by all appropriate departments (depending on their subject matter) and the Insider Committee should be satisfied that the appropriate approvals have been obtained before authorising the release of an announcement via a RIS.

Routine announcements which Ericsson is required to make under the Nasdaq rules should be authorized by the Insider Committee or in their absence, the Corporate and Finance Legal Affairs team. A copy of all announcements released to Nasdaq along with a supporting control sheet signed by the director or senior executive authorising release of the announcement will be retained by the Communications team.

The CFO shall appoint appropriate individuals who shall be responsible for making notifications to RIS and relevant national competent authorities, as required, in accordance with this Policy.

Timing

All Inside Information should be disclosed by Ericsson via a RIS as soon as possible. Where Inside Information is expected to materialise, preparations should be undertaken such that the Inside Information can be disclosed immediately. Otherwise, the Inside Information shall be disclosed within such reasonable time required to prepare the disclosure and ensure the disclosure is properly reviewed and confirmed that it is accurate, not misleading and does not omit to disclose any matter required to be included in it. Information must be released as soon as possible if there is a leak.

Where the impact or significance of a particular matter requires assessment, a short delay may be permissible to carry out the assessment, in particular in the event of sudden and unexpected situations. The Insider Committee should in all cases be informed of the relevant situation. Any delay required to carry out this type of assessment must be kept to a minimum and must be justifiable and properly recorded. In these circumstances, a holding announcement should be prepared in case there is a leak. If there is such a leak, a holding announcement must be released as soon as possible.

There is also statutory liability, beyond fraudulent misstatement or omissions, for “dishonest delay” in publishing information relating to a company’s financial instruments, where an investor suffers a loss as a result of the delay.

Where Ericsson has delayed disclosure of Inside Information, it must inform the Swedish Financial Supervisory Authority (“SFSA”) via email immediately after public disclosure of Inside Information.

Website

Ericsson must post all Inside Information it is required to disclose publicly on its website. Ericsson’s website should:

(a)	allow users to access announcements in accordance with MAR and other regulatory announcements in a non-discriminatory basis and free of charge;

(b)	allow users to locate the Inside Information in an easily identifiable section of the website; and

(c)	ensure the disclosed Inside Information clearly indicates the date and time of the disclosure and that the information is organized in chronological order.

Any Inside Information posted on the website must be maintained for a period of at least five years.

Inside Information must not be released on the website before it has been officially announced through a RIS. However, it can be done simultaneously. The CMO is responsible for ensuring that appropriate announcements are available on Ericsson’s website.

2.	DELAYING DISCLOSURE OF INSIDE INFORMATION

As stated above, the default position is that Ericsson must publicly disclose Inside Information relating to it as soon as possible. However, circumstances may arise where a delay in the disclosure of Inside information may be justified. Any decision to delay the disclosure of Inside information will be taken by the Insider Committee.

For “protracted processes” where Inside Information crystalizes at different stages of the transaction or process, a decision to delay disclosure is required for each new piece of information deemed to be sufficiently precise enough to meet the criteria to constitute Inside Information. Otherwise, immediate disclosure is required once an intermediate step constitutes Inside Information.

During a delayed disclosure process, Ericsson must be able to ensure that the Inside Information remains confidential. In this respect, the documents relating to a transaction that may result in Inside Information should contain appropriate non-disclosure undertakings.

Conditions for delaying disclosure

Disclosure of Inside Information can be delayed only if all of the following conditions are met:

a)	immediate disclosure is likely to prejudice Ericsson’s legitimate interests.

Ericsson’s legitimate interests may include:

i.	where negotiations are ongoing in relation to an acquisition or disposal, and said negotiations would be prejudiced by immediate disclosure;

ii.

Ericsson’s financial viability is at risk, and disclosure would seriously prejudice the interests of existing and potential shareholders by jeopardising the conclusion of the specific negotiations designed to ensure the financial recovery of Ericsson;

iii.	decisions taken or contracts entered into by Ericsson’s management body which need, approval of another Ericsson body (e.g., a committee);

iv.	where Ericsson has created a new product or invention and the immediate public disclosure of that information is likely to jeopardise the intellectual property rights.

b)	delay of disclosure is not likely to mislead the public.

Examples of a delay misleading the public include where the Inside Information Ericsson intends to delay disclosing:

i.	is materially different from Ericsson’s previous public announcement regarding the matter to which the Inside Information relates;

ii.	relates to the fact that the Ericsson’s financial objectives are not likely to be met, where such objectives were previously published; or

iii.	is in contrast with market expectations (based on previous communications issued by Ericsson).

c)

Ericsson is able to ensure confidentiality of the information. Where confidentiality of the Inside Information can no longer be ensured, Ericsson must disclose the Inside Information to the public, as soon as possible.

Record-keeping and notification requirements for delayed disclosure

Where Ericsson has delayed disclosure of information, it must inform the Swedish Financial Supervisory Authority (“SFSA”) via email immediately after public disclosure of Inside Information. All teams must be closely aligned on timing to ensure there is no delay, as there is no grace period for this submission and submitting even an hour after public announcement is too late. Information shall be provided to the authorities in the manner instructed by the respective authority.

When an insider list is closed through Strictlog, a notification is automatically sent to the SFSA (provided that such option is chosen when closing the insider list). If the SFSA is not notified through Strictlog, an email should be sent to the following email address: finansinspektionen@fi.se. State “Anmälan om uppskjutet offentliggörande av insiderinformation enligt Mar artikel 17.4” in the subject of the email. The notification shall include the identity of the person making the notification (name and contact details including e-mail address and phone number), the title of the press release in question, the time and date of the disclosure to the public, the time and date of the decision to delay the disclosure, and the identities of those responsible for the decision to delay the disclosure. There is a template that can be used (only in Swedish) when submitting this information to the SFSA that disclosure was delayed and, upon request, provide a written explanation of how the conditions required for disclosure were met.

To facilitate the submission of adequate delayed disclosure notifications, Ericsson must keep a record of the following each time it takes the decision to delay the disclosure of Inside Information:

1.	full legal name “Telefonaktiebolaget LM Ericsson”;

2.

identification of the publicly disclosed Inside Information that was subject to the delay, including title of the disclosure statement; the reference number, when the dissemination system used assigns one; date and time of the public disclosure of the Inside Information;

3.	dates and times when: (i) the Inside Information first existed within Ericsson, (ii) decision to delay disclosure was made; and (iii) Ericsson disclosed the information;

4.

identity of persons that: (i) made the decision to delay disclosure; (ii) ensured ongoing monitoring of the conditions for delay; (iii) made the decision to publicly disclose the information; and (iv) provided the requested information about the delay and the written explanation (including contact details of such person under (iii)); and

5.

evidence of the initial fulfilment of the conditions for delay, and of any change of this fulfilment during the delay period, including: (i) any internal information barriers and, with regard to third parties, measures taken to prevent access to Inside Information by persons other than those who require it for the normal exercise of their employment, profession, or duties; and (ii) any arrangements put in place to disclose relevant Inside Information as soon as possible where the confidentiality is no longer ensured (e.g. holding announcements).

At the request of the SFSA, the Insider Committee shall submit a written explanation to the authority as to how the conditions for a delayed public disclosure were satisfied. The declaration shall contain the information set forth in the items above.

Where Ericsson decides that disclosure of Inside Information is to be delayed, in order to be able to make the requisite notification to the national competent authority, Ericsson should record, at the time, the pertinent facts relating to such decision including the information required to be included in the notification. Such records should be maintained by the Insider Committee.

3.	HOLDING ANNOUNCEMENTS

A holding announcement should be prepared for release where: (a) Ericsson decides to delay the disclosure of Inside Information, in anticipation of any actual or likely breach of confidentiality occurring; or (b) Ericsson believes there is a danger that Inside Information is likely to leak out before the facts and their impact can be confirmed. The holding announcement should be meaningful and, at a minimum, reflect the extent to which a leak or rumour is truthful.

The holding announcement should explain as much as possible, give the reasons why a fuller announcement cannot be made and undertake to announce fuller details as soon as possible.

Ericsson has a duty to not to mislead the market by announcing information prematurely which is not sufficiently precise to enable investors to make a determination of the impact of the information on the Company’s financial instruments.

4.	INADVERTENT DISCLOSURES

Generally, Ericsson must make complete and effective public disclosure promptly where there has been non-intentional disclosure, by Ericsson or by any person acting on its behalf, to any third party in the normal course of the exercise of their employment, profession or duties unless the person receiving the Inside Information owes a duty of confidentiality.

In the event of an inadvertent disclosure of Inside Information, the Insider Committee should be contacted immediately who must then assess whether an announcement is required.

APPENDIX 3

PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Trading Conditions

In addition to the prohibitions included in Section 4.3 above, PDMRs are subject to two separate trading conditions:

a)

all PDMRs must seek prior clearance from the Chief Legal Officer in relation to any proposed dealing in Ericsson financial instruments (except for automatic transactions under the Stock Purchase Plan, but including changes to and cessation of contributions to the plan); and

b)

PDMRs may not, for their own account or for the account of a third party, conduct any transactions relating to financial instruments issued by Ericsson or other financial instruments linked to Ericsson during a closed period of 30 calendar days before the announcement of an interim report or year-end report, unless such transactions (i) do not relate to the PDMR’s active investment decisions, (ii) result exclusively from external factors or actions of third parties, or (iii) are based on predetermined terms. Regardless of these exceptions in (i) – (iii), Ericsson recommends that PDMRs do not, for their own account or for the account of a third party, conduct any transactions relating to financial instruments issued by Ericsson or other financial instruments linked to Ericsson during such closed periods. The closed period applies up until the announcement of the interim report or year-end report. The period of 30 calendar days shall be calculated excluding the day of announcement.

PDMR Reports

PDMRs and persons closely associated with PDMRs (please refer to Appendix 4 for details of who constitutes a person who is closely associated to a PDMR) are also required to notify Ericsson and the SFSA of all transactions carried out on their account and on the account of dependent children relating to financial instruments issued by Ericsson, or derivatives or other financial instruments linked to financial instruments issued by Ericsson (“PDMR Report”). Persons closely associated with a PDMR must be informed of their status and its implications by the PDMR (please see the PDMR Notification Instruction for further information), and details of the closely associated persons must be forwarded to Ericsson via insider.transactions@ericsson.com. Ericsson is required to maintain a list of all PDMRs in Ericsson and persons closely associated with them. The list of PDMRs and persons closely associated with them shall be provided to the SFSA upon request.

A PDMR Report must be made to both the SFSA and to Ericsson no later than three (3) business days after the transaction was made. All transactions are covered, irrespective of whether the transaction takes place on or off a trading venue. The PDMR Report requirement is subject to a threshold of EUR 20,000 per calendar year. Consequently, reporting is not required until the transaction which results in the threshold being reached or exceeded. All subsequent transactions must then also be reported. The EUR 20,000 threshold is to be calculated without netting, i.e., amounts in all transactions are to be aggregated irrespective of whether the transactions relate to the purchase or sale of financial instruments.

PDMRs with Subsidiary Director or Officers Positions

Where a Covered Person is also a member of the board of directors or an officer (including but not limited to positions as CEO or deputy CEO) of an Ericsson subsidiary and such Ericsson subsidiary handles a matter relating to a potential transaction in financial instruments issued by, or related to financial instruments issued by, a listed company, such Covered Person is prevented from (and shall recuse themself from) participating in any deliberations or resolutions relating to such potential transaction if the Covered Person (or a person closely associated with the Covered Person) is a PDMR in the listed company whose financial instruments the transaction relates to.

APPENDIX 4

PERSONS CLOSELY ASSOCIATED TO PDMRS

The following persons are considered to be a person closely associated to a PDMR:

Definition of persons closely associated	Comment

Natural persons

Spouse, or partner considered to be equivalent to a spouse, in accordance with national law	A cohabitant is considered to be equivalent to a spouse.

Dependent children, in accordance with national law	A dependent child is under the age of 18 years. A dependent child’s reporting obligation shall be fulfilled by the legal guardian(s) and no notification is required to the dependent child. If the PDMR is not the sole guardian, the PDMR must notify the other legal guardian.

Relative(s) who have shared the same household for at least one year	N/A

Legal persons (including corporations, trusts, associations and partnerships)

Legal person where the managerial responsibilities are discharged by you or by a person referred to above under Natural persons

The following persons are presumed to discharge managerial responsibilities in a company for these purposes:

•   the CEO and the deputy CEO,

•   a board member,

•   other members of the management discharging managerial responsibilities.

The presumption can be rebutted if the legal person closely associated can prove that the person does not discharge managerial responsibilities through e.g. internal policies or structure. An example of such rebuttal is included in Appendix 3 above, which intends to exclude Ericsson subsidiaries from this presumption.

Legal person, directly or indirectly controlled by you or a person referred to above under Natural persons	Control means that more than 50% of the votes are controlled or that there is a right to appoint more than half of the board members.

Legal person set up for the benefit of you, or a person referred to above under Natural persons.	N/A

Legal person whose economic interests are substantially equivalent to those of you or a person referred to above under Natural persons.	N/A